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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                                 1-13415
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                                                                 SEC FILE NUMBER

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                                                                 CUSIP NUMBER



                           NOTIFICATION OF LATE FILING


(Check One):  [X ] Form 10-K [ ] Form 11-K [ ] Form 20-F [x] Form 10-Q
              [ ] Form N-SAR

         For Period Ended: December 31, 1998

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:
                                           -------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Notification relates to entire filing.


                          PART I-REGISTRANT INFORMATION

Full name of Registrant: Consolidated Resources Health Care Fund II

Former name if applicable:  Not applicable.

Address of principal executive office: 1175 Peachtree Street, Suite 710

City, State and Zip Code: Atlanta, Georgia 30361




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                         PART II-RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [x]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.


                               PART III-NARRATIVE

         State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         The Registrant has experienced a delay in completing the financial statement and Management's Discussion and Analysis portions of its Form 10-K for the fiscal year ended December 31, 1998, which delay could not be overcome without unreasonable effort and expense, as a result of the following:

         During the last year, a change in ownership occurred with respect to the Managing General Partner of the Registrant resulting in replacement of certain officers of the Registrant. As a result, there was a change in the accounting personnel. The new accounting personnel has been in the process of familiarizing itself with the Registrant which process did not occur in a timely manner to enable the new accounting personnel to prepare and verify the financial statements for the Form 10-K. The transition and verification of information will be completed within the time period described in this Form 12b-25.


         PART IV-OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

         John F. McMullan, Chief Financial Officer      Phone:  (404) 873-1919
         -----------------------------------------


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [x] Yes [ ] No



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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [x] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                   Consolidated Resources Health Care Fund II
                   ------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                            By: s/John F. McMullan
                               ---------------------------------
                                Name: John F. McMullan
                                Title: Chief Financial Officer, Welcare
                                Service Corporation - II, Managing General
                                Partner


Date:  March 30, 1999




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